Exhibit 99.1

New organizational structure in Findexa

Oslo, Aug-03 Changes in Findexa’s markets and increased competition have made it necessary for Findexa to adjust the organization.

Effective August 11 2003, Executive Vice President for Norwegian Operations, Wenche Holen, will be appointed Chief Operating Officer (COO). In this position, Holen will be responsible for developing new online products, both in Norway and for strategic projects within International Operations. Holen will also be responsible for Findexa’s business development unit.

Executive Vice President, International Operations, Magnus Sonnorp, will continue leading Findexa’s subsidiaries outside Norway.

In the new structure, Findexa’s CFO, Erik Dahl, will be responsible for all finance- and economy functions, both in Norway and internationally.

Findexa’s Vice President of Sales in Norway, Trond Lome, will report directly to President and CEO, Peter Darpö.

With the changes in place, Findexa’s management group consists of President and CEO Peter Darpö, COO Wenche Holen, CFO Erik Dahl, Executive VP International Operations Magnus Sonnorp and VP Sales Norway Trond Lome.